Exhibit 12.1

CARRIZO OIL AND GAS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (thousands of dollars)

		1Q09	RESTATED 2008	2007	2006	2005	RESTATED 2004
(a) Income before taxes		(228,061)	(25,894)	24,712	28,481	18,134	18,123

(b) Interest		9,060	30,258	26,403	19,071	11,044	2,553
(c) Interest expense - related parties		—	—	—	—	—	1,082

(d) Fixed charges (total interest expense including amount capitalized)	(b) + (c)	9,060	30,258	26,403	19,071	11,044	3,635
(e) Capitalized interest included in (d)		4,951	20,527	11,718	9,975	5,845	2,938

(f) Fixed charges excluding cap interest	(d) - (e)	4,109	9,731	14,685	9,096	5,199	697
(g) Earnings	(a) + (f)	(223,952)	(16,163)	39,397	37,577	23,333	18,820

Ratio of Earnings to Fixed Charges	(g)/(d)	— (1)	— (1)	1.49	1.97	2.11	5.18

		1Q09	RESTATED 2008	2007	2006	2005	RESTATED 2004
(a) Income before taxes		(228,061)	(25,894)	24,712	28,481	18,134	18,123

(b) Interest		9,060	30,258	26,403	19,071	11,044	2,553
(c) Interest expense - related parties		—	—	—	—	—	1,082
(d) Preferred stock dividends		—	—	—	—	—	350

(e) Fixed charges and preferred stock dividends (total interest expense including amount capitalized)	(b)+(c)+(d)	9,060	30,258	26,403	19,071	11,044	3,985
(f) Capitalized interest included in (e)		4,951	20,527	11,718	9,975	5,845	2,938

(g) Fixed charges and preferred stock dividends, excluding cap interest	(e) - (f)	4,109	9,731	14,685	9,096	5,199	1,047
(h) Earnings	(a) + (g)	(223,952)	(16,163)	39,397	37,577	23,333	19,170

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(h)/(e)	— (1)	— (1)	1.49	1.97	2.11	4.81

(1)	Earnings for the quarter ended March 31, 2009 and for the year ended December 31, 2008 were insufficient to cover fixed charges by $224.0 million and $16.2 million, respectively, due to non-cash impairment charges of $252.2 million and $138.6 million, respectively.